UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                            SEC File Number 001-12451


                           NOTIFICATION OF LATE FILING

(Check One):
[_] Form 10-K   [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q

[_] Form N-SAR  [_] Form N-CSR

               For Period Ended:  June 30, 2005


               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          PART I-REGISTRANT INFORMATION

                           New York Health Care, Inc.
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                             Full Name of Registrant

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                           Former Name if Applicable

                              1850 McDonald Avenue
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           Address of Principal Executive Office (Street and Number)

                            Brooklyn, New York 11223
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                           (City, State and Zip Code)


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                        PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box. If appropriate)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant could not complete its quarterly report on Form 10-Q for the quarterly period ended June 30, 2005 on a timely basis due to the additional time required by its management in preparing the registrant's financial statements that give effect to the sale of certain assets relating to the registrant's home health care business in the State of New Jersey, which closed during the quarter ended June 30, 2005.


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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Dennis M. O'Donnell             212                     679-7778
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         (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment


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                           New York Health Care, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 16 , 2005     By /s/ Dennis M. O'Donnell
                           ------------------------------------------
                              Chief  Executive Officer

      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).


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                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                           New York Health Care, Inc.

             With respect to its Form 10-Q for the quarterly period
                               ended June 30, 2005



      As a result of the sale by the registrant during the quarter ended June 30, 2005 of certain assets used in the registrant's home health care business in the State of New Jersey (the "NJ Business"), the NJ Business will be reflected on the registrant's consolidated statement of operations as discontinued operations. For the three and six months ended June 30, 2005 the registrant expects that its statement of operations will reflect a net gain on discontinued operations (which includes a gain of the sale of assets of approximately $2,700,000) of approximately $2,680,000 and $2,750,000, respectively, compared to a net gain (loss) of discontinued operations of approximately ($14,000) and $13,000 for the three and six months ended June 30, 2004. Primarily as a result of the foregoing, the registrant anticipates net income of approximately $1,600,000 and $645,000, respectively, for the three and six months ended June 30, 2005 compared to net losses of $1,162,071 and $2,389,655, respectively, for the three and six months ended June 30, 2005